Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

OF

CHINA NATURAL GAS, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST:  That by unanimous written consent of the Board of Directors of China Natural Gas, Inc. (the “Corporation”) resolutions were duly adopted setting forth a proposed amendment of the Corporation’s Certificate of Incorporation, declaring said amendment to be advisable and requesting a majority of the stockholders of the Corporation to give their consent in writing thereto. The resolutions setting forth the proposed amendment is as follows:

RESOLVED, that Article FOURTH of the Certificate of Incorporation of China Natural Gas, Inc. be amended and restated to read as follows:

“The authorized capital stock of the Corporation shall consist of 45,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of preferred stock, $0.0001 par value.”

SECOND:  That thereafter, pursuant to resolution of its Board of Directors, a majority of the stockholders of said corporation gave their consent in writing to the preceding resolutions in lieu of meeting of stockholders pursuant to Section 228 of the General Corporation Law of the State of Delaware.

THIRD:  That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be signed this 26th day of October, 2007.

By:	/s/ Qinan Ji
Qinan Ji, Chief Executive Officer